                 Earnings from continuing operations before cumulative

							Exhibit 12

INGERSOLL-RAND COMPANY LIMITED
COMPUTATIONS OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollar Amounts in Millions)

		Years Ended December 31,

		2004	2003	2002	2001	2000
Fixed Charges
	Interest expense	$153.1	$175.6	$228.0	$247.5	$220.3
	Amortization of debt discount and expense	2.2	2.9	7.3	7.4	6.1
	Rentals (one-third of rentals)	20.9	21.4	22.1	28.5	20.5
	Capitalized interest	2.2	3.1	2.8	3.2	3.6
	Equity-linked security charges	0.0	0.0	0.0	8.3	25.6

Total fixed charges		$178.4	$203.0	$260.2	$294.9	$276.1

width="169"Earnings from continuing operations before cumulative
effect of change in accounting principle		$829.8	$532.8	$322.4	$149.9	$398.7
Add:	Minority income of majority-
	owned subsidiaries	16.0	14.9	15.5	20.7	39.8
	Taxes on income from continuing operations	138.4	75.3	(7.9)	(65.4)	214.8
	Fixed charges	178.4	203.0	260.2	294.9	276.1
Less:	Capitalized interest	2.2	3.1	2.8	3.2	3.6
	Undistributed earnings (losses) from
	less than 50% owned affiliates	5.7	(2.1)	(0.1)	0.2	0.1

Earnings available for fixed charges		$1,154.7	$825.0	$587.5	$396.7	$925.7

Ratio of earnings to fixed charges		6.47	4.06	2.26	1.35	3.35

Undistributed earnings (losses) from less
than 50% owned affiliates:
	Equity in earnings (losses)	$5.7	($1.8)	$0.6	$0.9	$1.0
Less:	Amounts Distributed	0.0	0.3	0.7	0.7	0.9
	Undistributed earnings (losses) from
	less than 50% owned affiliates	$5.7	($2.1)	($0.1)	$0.2	$0.1

All amounts have been restated to reflect a reclassification of discontinued operations